1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date December 30, 2009	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

UPDATE ON THE PROGRESS OF ACQUISITION OF

FELIX RESOURCES LIMITED

The purpose of this announcement is to disclose the progress relating to the acquisition of 100% of the issued share capital in Felix by the Company. Felix was delisted from the Australian Securities Exchange on 30 December 2009.

The purpose of this announcement is to disclose the progress relating to the acquisition of 100% of the issued share capital in Felix by the Yanzhou Coal Mining Company Limited (the “Company”).

On 24 December 2009, Felix Resources Limited (“Felix”) filed an application with the Australian Securities Exchange (“ASX”) for delisting of its shares on ASX.

ASX issued an announcement on 29 December 2009 and declared that Felix would be delisted from ASX after the close of its business hours on 30 December 2009 pursuant to rule 17.11 of the listing rules of ASX.

Following the delisting of Felix from ASX, the legal procedures in relation to the acquisition of 100% of the issued share capital in Felix by the Company are completed.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

30 December 2009

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr.Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310

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